                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 ePresence, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    06698104
          -------------------------------------------------------------
                                 (CUSIP Number)

David J. Schwartz, Esq.                                Martha D. Vorlicek
Debevoise & Plimpton                                   HarbourVest Partners, LLC
919 Third Avenue                                       One Financial Center
New York, NY 10022                                     Boston, MA  02111
(212) 909-6000                                         (617) 348-3707
     -----------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                October 22, 2003
                              ---------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

(1)      Names of Reporting Persons                    HarbourVest Partners, LLC
         I.R.S. Identification                         I.R.S. No. 04-3335829
         Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                     (a) ___________
         if a Member of a Group                        (b) ___________

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                               00

--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                  Delaware

--------------------------------------------------------------------------------
Number of Shares    (7)   Sole Voting Power
Beneficially Owned         3,947,380
by Each Reporting
Person With         ------------------------------------------
                    (8)   Shared Voting Power

                    ------------------------------------------
                    (9)   Sole Dispositive Power
                               3,947,380

                    ------------------------------------------
                    (10)  Shared Dispositive Power

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                     3,947,380

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                    16.5%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person                              IA

--------------------------------------------------------------------------------

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(1)      Names of Reporting Persons                    D. Brooks Zug
         I.R.S. Identification
         Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                     (a) ___________
         if a Member of a Group                        (b) ___________

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                               00

--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                  USA

--------------------------------------------------------------------------------
Number of Shares     (7)   Sole Voting Power
Beneficially Owned
by Each Reporting
Person With          ------------------------------------------
                     (8)   Shared Voting Power
                           3,947,380

                     ------------------------------------------
                     (9)   Sole Dispositive Power

                     ------------------------------------------
                     (10)  Shared Dispositive Power
                           3,947,380

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person              3,947,380

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                 16.5%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person                           IN

--------------------------------------------------------------------------------

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(1)      Names of Reporting Persons                    Edward W. Kane
         I.R.S. Identification
         Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                     (a) -----------
         if a Member of a Group                        (b) -----------

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                               00

--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                  USA

--------------------------------------------------------------------------------
Number of Shares     (7)   Sole Voting Power
Beneficially Owned
by Each Reporting
Person With          ------------------------------------------
                     (8)   Shared Voting Power
                           3,947,380

                     ------------------------------------------
                     (9)   Sole Dispositive Power

                     ------------------------------------------
                     (10)  Shared Dispositive Power
                           3,947,380

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                3,947,380

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                           16.5%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person                      IN

--------------------------------------------------------------------------------

(1)   Names of Reporting Persons                    HVP V-Direct Associates LLC
      I.R.S. Identification                         I.R.S. No. 04-3349950
      Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box                            (a) -----------
      if a Member of a Group                               (b) -----------

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds                                      00

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of
      Organization                                         Delaware

--------------------------------------------------------------------------------
Number of Shares    (7)   Sole Voting Power
Beneficially Owned
by Each Reporting
Person With         ------------------------------------------
                    (8)   Shared Voting Power
                          3,947,380

                    ------------------------------------------
                    (9)   Sole Dispositive Power

                    ------------------------------------------
                    (10)  Shared Dispositive Power
                          3,947,380

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                      3,947,380

--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)   Percent of Class Represented
       by Amount in Row 11                                 16.5%

--------------------------------------------------------------------------------
(14)   Type of Reporting Person                            00

--------------------------------------------------------------------------------

(1)   Names of Reporting Persons                   HarbourVest Partners V-Direct
      I.R.S. Identification                        Fund L.P.
      Nos. of Above Persons (entities only)        I.R.S. No. 04-3349952

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box                        (a) -----------
      if a Member of a Group                           (b) -----------

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds                                  WC

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of
      Organization                                     Delaware

--------------------------------------------------------------------------------
Number of Shares      (7)   Sole Voting Power
Beneficially Owned
by Each Reporting
Person With           ------------------------------------------
                      (8)   Shared Voting Power
                            3,947,380

                      ------------------------------------------
                      (9)   Sole Dispositive Power


                      ------------------------------------------
                      (10)  Shared Dispositive Power
                            3,947,380

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                      3,947,380

--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)   Percent of Class Represented
       by Amount in Row 11                                    16.5%

--------------------------------------------------------------------------------
(14)   Type of Reporting Person                               PN

--------------------------------------------------------------------------------

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                       CONTINUATION PAGES TO SCHEDULE 13D

Item 1. Security and Company.

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of ePresence, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 120 Flanders Road, Westboro, MA 01581.

Item 2. Identity and Background.

         (a) This Statement on Schedule 13D is filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP V-Direct Associates LLC ("Associates V") and HarbourVest Partners V-Direct Fund L.P. ("Fund V") (together the "Reporting Persons").

         The following individuals are the members of HarbourVest:

         Edward W. Kane
         D. Brooks Zug
         George R. Anson
         John M. Begg
         Philip M. Bilden
         Theodore A. Clark
         Kevin S. Delbridge
         William A. Johnston
         Frederick C. Maynard
         Ofer Nemirovsky
         Robert M. Wadsworth
         Martha DiMatteo Vorlicek

         Generally, investment decisions by HarbourVest require the affirmative consent of both Messrs. Kane and Zug.

         Mr. Robert M. Wadsworth serves on Issuer's Board of Directors.

         HarbourVest is the sole managing member of Associates V.

         Associates V is the sole general partner of Fund V.

         (b) The business address for each of the individuals and entities identified in Item 2(a) above, with the exception of George R. Anson and Philip
M. Bilden, is One Financial Center, 44th Floor, Boston, MA 02111 USA. Mr. Anson's address is 1-11 Hay Hill, 4th Floor, Berkeley Square, London W1X 7LF United Kingdom and Mr. Bilden's address is HarbourVest Partners (Asia) Ltd., Suite 1207, Citibank Tower 3 Garden Road, Central, Hong Kong.

         (c) HarbourVest is a global private equity investment management firm and is the sole managing member of Associates V. Associates V is the sole general partner of Fund V. Fund V is a private investment fund. The principal occupation of each of the individuals named in Item 2(a) above (other than George R. Anson and Philip M. Bilden) is that of a managing director of HarbourVest. Mr. Anson is a manager of HarbourVest Partners (U.K.) Limited and Mr. Bilden is a managing director of HarbourVest Partners (Asia) Limited. The business addresses for each of these individuals and entities is stated in Item 2(b) above.

         (d) and (e) None of the individuals or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f) HarbourVest and Associates V are Delaware limited liability companies. Fund V is a Delaware limited partnership. With the exception of George R. Anson and William A. Johnston, all of the named individuals are citizens of the United States. Messrs. Anson and Johnston are Canadian citizens.

Item 3. Source and Amount of Funds or Other Consideration.

         The acquisition of the 2,631,580 shares of Common Stock and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50 covered by this Schedule 13D was previously reported on a Schedule 13G, originally filed by HarbourVest, Kane and Zug on April 10, 1998, and subsequently amended on February 14, 2000 and February 14, 2001. The source of funds was Fund V's working capital.

Item 4. Purpose of Transaction.

         On October 22, 2003, Issuer signed a definitive agreement with Unisys Corporation, a Delaware corporation ("Purchaser"), whereby Issuer agreed, among other things, to sell the assets of its services business to Purchaser (the "Asset Purchase Agreement"). In connection therewith, also on October 22, 2003, Fund V entered into a Voting Agreement with Purchaser (the "Voting Agreement") whereby Fund V agreed to vote or to cause to be voted all of the shares of Common Stock owned of record or beneficially by Fund V (a) in favor of the Transactions contemplated by the Asset Purchase Agreement and (b) against approval of any Acquisition Proposal (as defined in the Asset Purchase Agreement) and any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Asset Purchase Agreement.

         The Voting Agreement provides that, if after the date thereof, HarbourVest acquires beneficial or record ownership of any additional shares of capital stock of Issuer, such additional shares become subject to the provisions of the Voting Agreement.

         All reference to the Asset Purchase Agreement and the Voting Agreement and any terms referred to therein in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

         Except as described herein, none of the individuals or entities named in Item 2 has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) HarbourVest, as the result of its position as the sole managing member of Associates V, Zug and Kane, as the result of their positions as managing members of HarbourVest, Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner, may each be deemed to beneficially own an aggregate of 3,947,380 shares of Common Stock, or 16.5% of the Common Stock currently outstanding (based on 22,654,227 shares of common stock outstanding as of July 31, 2003, as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on August 13, 2003), as a result of their beneficial ownership of:

                  (i) 2,631,580 shares of Common Stock directly owned by Fund V; and

                  (ii) 1,315,800 shares of Common Stock, assuming exercise of 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50, directly owned by Fund V.

                  Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

                  Mr. Robert M. Wadsworth, a member of HarbourVest and a director of Issuer ("Wadsworth"), holds 57,000 currently exercisable non-qualified fully vested stock options to purchase 57,000 shares of Issuer's Common Stock. If Wadsworth were to exercise all of the currently exercisable stock options held by him, his ownership percentage based on the number of shares of Issuer's Common Stock currently outstanding would be 0.25%. Such options and the underlying securities are not included in the number of shares owned by the Reporting Persons or in the calculation of their ownership percentage. Wadsworth disclaims beneficial ownership over all securities beneficially owned by the Reporting Persons, except to the extent of his pecuniary interest therein.

         (b) HarbourVest, as the result of its position as the sole managing member of Associates V, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 2,631,580 shares of Common Stock directly owned by Fund V; and

                  (ii) 1,315,800 shares of Common Stock, assuming exercise of 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50, directly owned by Fund V.

         Kane and Zug, as the result of their position as managing members of HarbourVest, Associates V, as the sole general partner of Fund V, and Fund V, as record and ultimate owner, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 2,631,580 shares of Common Stock directly owned by Fund V; and

                  (ii) 1,315,800 shares of Common Stock, assuming exercise of 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50, directly owned by Fund V.

         (c) On October 22, 2003, Fund V entered into a Voting Agreement with Purchaser. See Item 4 above.

         (d) Wadsworth has agreed that the proceeds of the exercise of any options held by him will be remitted to HarbourVest.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as described in this Schedule 13D, none of the individuals or entities named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1.  Joint Filing Agreement, dated November 3, 2003.

Exhibit 2. Asset Purchase Agreement, dated October 22, 2003, among ePresence, Inc. and Unisys Corporation (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K filed by ePresence, Inc. on October 23, 2003).

Exhibit 3. Voting Agreement, dated October 22, 2003, between HarbourVest Partners V-Direct Fund, L.P. and Unisys Corporation (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2003

                                  HARBOURVEST PARTNERS, LLC

                                  By: /s/ Edward W. Kane
                                     -------------------------------------
                                  Name:  Edward W. Kane
                                  Title: Member

                                  /s/ Edward W. Kane
                                  ----------------------------------------
                                  Edward W. Kane

                                  /s/ D. Brooks Zug
                                  ----------------------------------------
                                  D. Brooks Zug

                                  HVP V-DIRECT ASSOCIATES LLC
                                  By: HARBOURVEST PARTNERS, LLC
                                  Its Managing Member

                                  By /s/ Edward W. Kane
                                     -------------------------------------
                                  Name:  Edward W. Kane
                                  Title: Member

                                  HARBOURVEST PARTNERS V-DIRECT FUND L.P.
                                  By: HVP V-DIRECT ASSOCIATES LLC
                                  Its General Partner
                                  By: HARBOURVEST PARTNERS, LLC
                                  Its Managing Member

                                  By: /s/ Edward W. Kane
                                     -------------------------------------
                                  Name:  Edward W. Kane
                                  Title: Member